Exhibit 16

(Arthur Andersen LLP Letterhead)

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

June 18, 2002

Dear Sir / Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. That individual is no longer with Arthur Andersen LLP. We have read paragraphs (a)(i) through (a)(v) of Item 4 included in the Form 8-K dated June 17, 2002, of Metro-Goldwyn-Mayer Inc. filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,

By:	/s/ ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP

copy to:  Mr. Daniel J. Taylor
                Senior Executive Vice President and
                Chief Financial Officer
                Metro-Goldwyn-Mayer Inc.